UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

BEST ENERGY SERVICES, INC.
(Exact name of registrant as specified in its charter)

Nevada	02-0789714
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

1010 Lamar Street, Suite 1200

Houston, Texas 77002
(Address of principal executive offices) (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:  NONE

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☒

Securities Act registration file number to which this form relates: NONE

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, par value $0.001 per share

(Title of Class)

Item 1.                      Description of Registrant’s Securities to be Registered.

General

The class of securities to be registered hereby is the common stock, par value $0.001 per share, of Best Energy Services, Inc. (sometimes, the “Corporation”).

The authorized capital stock consists of 90,000,000 shares of common stock, par value of $0.001 per share, and 10,000,000 shares of preferred stock, par value of $0.001 per share.   As of April 30, 2008, there were 20,216,366 shares of common stock and 1,445,940 shares of Series A Preferred Stock issued and outstanding.

Common Stock

Holders of the common stock are entitled to one vote for each share of common stock, except as otherwise provided by the Nevada Revised Statutes.  No holder of shares of common stock has the right to cumulate votes.  Holders of common stock do not have conversion, redemption or preemptive rights.  All of the outstanding shares of common stock are fully paid and non-assessable.

Subject to any preferential rights of any outstanding series of preferred stock created by the Board of Directors from time to time, and except as otherwise provided by the Articles of Incorporation or the Nevada Revised Statutes, the holders of common stock will be entitled to receive dividends, when, as and if declared from time to time by the Board of Directors from assets legally available therefore.

The Bylaws provide that dividends upon the capital stock of the Corporation, subject to the provisions of the Articles of Incorporation, if any, may be declared by the Board of Directors pursuant to law at any regular or special meeting.  Dividends may be paid in cash, in property, or in shares of the capital stock, subject to the provisions of the Articles of Incorporation.  Before payment of any dividend, there may be set aside out of any funds of the Corporation available for dividends such sum or sums as the Board of Directors from time to time, in their absolute discretion, deem proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Corporation, or for such other purpose as the Board of Directors shall deem conducive to the interests of the Corporation, and the Board of Directors may modify or abolish any such reserve in the manner in which it was created.

Chapter 78 of the Nevada Revised Statutes, however, prohibits distribution to stockholders if, after giving effect to the distribution: (1) the corporation would not be able to pay its debts as they become due in the usual course of business; or (2) unless allowed by the articles of incorporation, the corporation’s total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the corporation were to be dissolved at the time of distribution, to satisfy the preferential rights upon dissolution of stockholders whose preferential rights are superior to those receiving the distribution.

Best Energy Services, Inc. has not declared any dividends during the last two fiscal years.  Under the terms of Best Energy Services, Inc.’s revolving credit facility, the Corporation may not pay dividends on shares of the common stock.  The payment of any future dividends on common stock will be at the discretion of the Board of Directors after taking into account various factors, including but not limited to the Corporation’s financial condition, operating results, cash needs, growth plans and the terms of any credit agreements that it may be a party to at the time.

Upon liquidation, dissolution or winding up of the affairs of the Corporation, subject to any preferential rights of holders of preferred stock to share ratably in the Corporation’s assets, holders of the common stock will be entitled to share equally and ratably in the Corporation’s assets available for distribution, after giving effect to the preferential rights of the holders of preferred stock.

Series A Preferred Stock

The Articles of Incorporation authorize the Board of Directors (1) to issue shares of preferred stock, not to exceed the aggregate number of shares of preferred stock authorized by the Articles of Incorporation, in one or more series, each of which, prior to the issuance, must be appropriately designated by letter or title as to distinguish the shares of each series of preferred stock from the shares of all other series and classes; and (2) to prescribe with respect to each such series of preferred stock, the voting powers, if any, designations, preferences, and relative, participating, optional, or other special rights, and the qualifications, limitations, or restrictions relating thereto, including, without limitation, the voting rights relating to the shares of preferred stock of any series, the condition or time for payment of dividends, the rights of holders of preferred stock of any series in event of liquidation, dissolution, or winding up of the affairs of the Corporation, the rights, if any to convert or exchange shares of preferred stock, and whether the shares of preferred stock shall be subject to redemption.  Unless the Board of Directors provides to the contrary in the resolution which fixes the characteristics of a series of preferred stock, neither the consent by series, or otherwise, of the holders of any outstanding preferred stock nor the consent of the holders of any outstanding common stock shall be required for the issuance of any new series of preferred stock regardless of whether the rights and preferences of the new series of preferred stock are senior or superior, in any way, to the outstanding series of preferred stock or the common stock.

Effective February 14, 2008, pursuant to the authority granted to and vested in the Board of Directors in accordance with the Articles of Incorporation, a series of preferred stock of the Corporation, par value $0.001 per share, was created, designated as “Series A Preferred Stock”.  In accordance with the Articles of Incorporation, Best Energy Services, Inc. filed a Certificate of Designation with the Nevada Secretary of State on or about February 14, 2008.  The Certificate of Designation provides that the Series A Preferred Stock has a stated face value of $10 per share, which shall be redeemed by the Company using not less than 25% of its net after tax income each year. Thereafter, the holders of the unredeemed portion of the Series A Preferred Stock, in preference to the holders of common stock, shall receive dividends at an annual rate of 7% of preferred stock face value, payable quarterly in kind at the then-current market price or in cash, out of funds legally available for that purpose, at the Company’s option when declared by Board.  No dividends are declared or paid on the common stock unless all dividends due on the Series A Preferred Stock shall have been paid in full.

Under the terms of Best Energy Services, Inc.’s revolving credit facility, the Corporation may not pay dividends in cash on shares of preferred or common stock.

In the event of any liquidation, dissolution or winding up of the affairs of the Corporation, either voluntarily or involuntarily, each holder of Series A Preferred Stock shall be entitled, after provision for the payment of the Corporation’s debts and other liabilities, to be paid in cash in full, before any distribution is made on any common stock.

Except as otherwise required by law or as provided in the Certificate of Designation, the shares of the Series A Preferred Stock shall not have the right to vote on any matter or upon which a vote of the holders of the Corporation’s common stock is required.

The Series A Preferred Stock may be converted into common stock (i) by the holder thereof at a conversion price of $4.00 per share or (ii) by Best Energy Services, Inc. at a conversion price of $4.00 per share in the event the Corporation’s common stock closes at a market price of $9.60 per share or higher for more than twenty (20) consecutive trading days.  Subject to certain limitations in the Corporation’s revolving credit facility and the Certificate of Designation, the Series A Preferred Stock may be redeemed (in whole or in part) at the option of Best Energy Services, Inc. on or after January 1, 2009.   The Corporation shall redeem each share of Series A Preferred Stock being redeemed in cash or by wire transfer of immediately available funds at a redemption price equal to $10 per share.

Anti-takeover Effects of Certain Provisions of the Articles of Incorporation and Bylaws

The Articles of Incorporation and Bylaws provide that the Board of Directors will consist of not less than one (1) director nor more than thirteen (13) directors as fixed from time to time by resolution of the Board of Directors.  The Board of Directors, and not the stockholders, has the authority to determine the number of directors.  This provision could prevent any stockholder from obtaining majority representation on Best Energy Services, Inc.’s Board of Directors by enlarging the Board of Directors and by filling the new directorships with the stockholder’s own nominees.

The Bylaws provide that, unless otherwise provided in the Articles of Incorporation, any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or other causes and any newly created directorships resulting from any increase in the number of directors, unless the Board of Directors determines by resolution that any such vacancies or newly created directorships shall be filled by stockholder vote, shall be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum of the Board of Directors.  When one or more directors resigns from the Board of Directors, effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies.

The Board of Directors has the sole power to adopt, amend or repeal the Bylaws as set forth in the Articles of Incorporation.

Anti-Takeover Statutes

Chapter 78 of the Nevada Revised Statutes (the “NRS”), contains two provisions, described below as “Combination Provisions” and the “Control Share Act,” that may make the unsolicited or hostile attempts to acquire control of a corporation through certain types of transactions more difficult.

Restrictions on Certain Combinations between Nevada Resident Corporations and Interested Stockholders

Nevada Revised Statutes 78.411 through 78.444 include certain provisions (the “Combination Provisions”) prohibiting certain “combinations” (generally defined to include certain mergers, disposition of assets transactions, and share issuance or transfer transactions) between a resident domestic corporation and an “interested stockholder” (generally defined to be the beneficial owner of 10% or more of the voting power of the outstanding shares of the corporation), except those combinations which are approved by the board of directors before the interested stockholder first obtained a 10% interest in the corporation’s stock. There are additional exceptions to the prohibition, which apply to combinations if they occur more than three (3) years after the interested stockholder’s date of acquiring shares. The Combination Provisions apply unless the corporation elects against their application in its original articles of incorporation or an amendment thereto or timely elected against their application in its bylaws no later than October 31, 1991.

Article V of Best Energy Services, Inc.’s original Articles of Incorporation contain a provision rendering the Combination Provisions inapplicable.

Nevada Control Share Act

Nevada Revised Statutes 78.378 through 78.3793, inclusive, referred to herein as the Control Share Act, imposes procedural hurdles on and curtails greenmail practices of corporate raiders.  The Control Share Act temporarily disenfranchises the voting power of “control shares” of a person or group (“Acquiring Person”) purchasing a “controlling interest” in an “issuing corporation” (as defined in the NRS) not opting out of the Control Share Act.  In this regard, the Control Share Act will apply to an “issuing corporation” unless, the articles of incorporation or bylaws in effect on the tenth (10th) day following the acquisition of a controlling interest provide that it is inapplicable.

Best Energy Services, Inc.’s Articles of Incorporation and Bylaws do not currently contain a provision rendering the Control Share Act inapplicable.

Under the Control Share Act, an “issuing corporation” is a corporation organized in Nevada which has 200 or more stockholders of record, at least 100 of whom are residents of Nevada, and which does business in Nevada directly or through an affiliated company. Best Energy Services, Inc.’s status at the time of the occurrence of a transaction governed by the Control Share Act (assuming that the Articles of Incorporation or Bylaws have not theretofore been amended to include an opting out provision) would determine whether the Control Share Act is applicable.  The Control Share Act requires an Acquiring Person to take certain procedural steps before such Acquiring Person can obtain the full voting power of the control shares. “Control shares” are the shares of a corporation (1) acquired or offered to be acquired which will enable the Acquiring Person to own a “controlling interest,” and (2) acquired within 90 days immediately preceding that date. A “controlling interest” is defined as the ownership of shares which would enable the Acquiring Person to exercise certain graduated amounts (beginning with one-fifth) of all voting power of the corporation in the election of directors. The Acquiring Person may not vote any control shares without first obtaining approval from the stockholders not characterized as “interested stockholders” (as defined below).

To obtain voting rights in control shares, the Acquiring Person must file a statement at the registered office of the issuer (“Offeror’s Statement”) setting forth certain information about the acquisition or intended acquisition of stock.  The Offeror’s Statement may also request a special meeting of stockholders to determine the voting rights to be accorded to the Acquiring Person. A special stockholders’ meeting must then be held at the Acquiring Person’s expense within 30 to 50 days after the Offeror’s Statement is filed. If a special meeting is not requested by the Acquiring Person, the matter will be addressed at the next regular or special meeting of stockholders.

At the special or annual meeting at which the issue of voting rights of control shares will be addressed, “interested stockholders” may not vote on the question of granting voting rights to control the corporation or its parent unless the articles of incorporation of the issuing corporation provide otherwise. The Articles of Incorporation of Best Energy Services, Inc. do not currently contain a provision allowing for such voting power.  If full voting power is granted to the Acquiring Person by the disinterested stockholders, and the Acquiring Person has acquired control shares with a majority or more of the voting power, then (unless otherwise provided in the articles of incorporation or bylaws in effect on the tenth (10th) day following the acquisition of a controlling interest) all stockholders of record, other than the Acquiring Person, who have not voted in favor of authorizing voting rights for the control shares, must be sent a “dissenter’s notice” advising them of the fact and of their right to receive “fair value” for their shares. The Articles of Incorporation and Bylaws of Best Energy Services, Inc. do not provide otherwise. By the date set in the dissenter’s notice, which may not be less than 30 nor more than 60 days after the dissenter’s notice is delivered, any such stockholder may demand to receive from the corporation the “fair value” for all or part of his shares. “Fair value” is defined in the Control Share Act as “not less than the highest price per share paid by the Acquiring Person in an acquisition.”

The Control Share Act permits a corporation to redeem the control shares in the following two instances, if so provided in the articles of incorporation or bylaws of the corporation in effect on the tenth (10th) day following the acquisition of a controlling interest: (1) if the Acquiring Person fails to deliver the Offeror’s Statement to the corporation on or before the tenth (10th) day after the Acquiring Person’s acquisition of the control shares; or (2) an Offeror’s Statement is delivered, but the control shares are not accorded full voting rights by the stockholders. The Articles of Incorporation and Bylaws of Best Energy Services, Inc. do not address redemption of control shares.

Item 2.                      Exhibits.

3.1	Articles of Incorporation of Hybrook Resources Corp. (Filed as Exhibit 3.1 to the Registration Statement on Form SB-2 filed April 25, 2007)

3.2	Certificate of Amendment of Hybrook Resources Corp. (Filed herewith)

3.3	Certificate of Designation – Series A Preferred Stock (Filed as Exhibit 3.1 to Form 8-K filed February 21, 2008)

3.4	Bylaws of Hybrook Resources Corp. (Filed as Exhibit 3.2 to the Registration Statement on Form SB-2 filed April 25, 2007)

4.1	Specimen Common Stock Certificate of Hybrook Resources Corp. (Filed as Exhibit 4.1 to the Registration Statement on Form SB-2 filed April 25, 2007)

4.2	Specimen Common Stock Certificate of Best Energy Services, Inc. (Filed herewith)

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:           May 23, 2008

BEST ENERGY SERVICES, INC.

By:           /s/ Larry W. Hargrave
Larry W. Hargrave
Chief Executive Officer